Exhibit 99.1

British Columbia Securities Commission
Ontario Securities Commission

Toronto Stock Exchange

May 8, 2014

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Norsat International Inc. (the “Company”) held on May 7, 2014. The report on the voting results is as follows:

1.	Setting Number of Directors

A poll was conducted with respect to setting the number of directors. According to proxies received and the poll conducted, the number of directors was set at five with 21,131,449 votes cast in favour and 737,437 votes against.

2.	Election of Directors

A poll was conducted with respect to the election of directors. According to proxies received and the poll conducted, the following individuals were elected as directors of the Company until the next annual general meeting of shareholders with the following results:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	16,400,535	99.09	151,243	0.91
Joseph Caprio	16,396,035	99.06	155,743	0.94
Amiee Chan	16,122,793	97.41	428,985	2.59
James Topham	16,361,295	98.85	190,483	1.15
Shannon Susko	16,362,945	98.86	188,833	1.14

3.	Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, Grant Thornton LLP, Chartered Accountants was appointed auditors of the Company for the ensuing year and the directors are authorized to determine their remuneration with 21,826,750 votes cast in favour and 43,351 votes withheld.

No other business was voted upon at the meeting.

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer